Exhibit 99.3

Results of GigaMedia’s general meeting of shareholders held on June 1, 2012 were as follows. With respect to a resolution to adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2011, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	37,640,686	94.66
Against	1,965,949	4.94
Abstain	156,791	0.39

Total	39,763,426	100

With respect to a resolution to appoint GHP Horwath, P.C. and Crowe Horwath First Trust LLP as auditors of the Company, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	37,757,122	94.95
Against	1,872,575	4.70
Abstain	133,729	0.33

Total	39,763,426	100

With respect to a resolution to limit remuneration of the Directors at an aggregate amount not exceeding US$350,000, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	34,179,106	85.95
Against	4,674,787	11.75
Abstain	909,533	2.28

Total	39,763,426	100

With respect to a resolution to authorize the Directors to allot and issue shares, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	14,593,529	94.50
Against	687,772	4.45
Abstain	160,947	1.04

Total	15,442,248	100

With respect to a resolution to authorize a share purchase mandate, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	14,854,380	96.19
Against	429,682	2.78
Abstain	158,186	1.02

Total	15,442,248	100